March 9, 2018

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Russell Mancuso

Timothy Buchmiller

Re:	Alliqua BioMedical, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 29, 2018 File No. 001-36278

Ladies and Gentlemen:

On behalf of Alliqua BioMedical, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 23, 2018 (the “Comment Letter”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-36278), filed with the Commission on January 29, 2018 (the “Proxy Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Proxy Statement. References to page numbers are to page numbers in the Amended Proxy Statement being filed contemporaneously herewith.

The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of the Amended Proxy Statement which is marked to show changes from the initial filing of the Proxy Statement.

Proposal 1: The Asset Sale Proposal, page 23

1.	We note your disclosure that you are proposing to sell your wound care business and retain your hydrogel manufacturing business. We also note your disclosure on pages 50 and 51 regarding the excluded assets and liabilities. Provide us your analysis supporting your conclusion that financial statements of the registrant and the business being sold, along with pro forma information, are not required. For guidance, see Section H.6 of the Division of Corporation Finance’s July 2001 Interim Supplement to its Publicly Available Telephone Interpretations, available on the Commission’s website.

Haynes and Boone, LLP

Attorneys and Counselors

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Phone: 212.659.7300

Fax: 212.918.8989

U.S. Securities and Exchange Commission
March 9, 2018

Response:

The Company has incorporated financial statements of the registrant and the business being sold, along with pro forma information into the Amended Proxy Statement.

Background of the Asset Sale Transaction, page 24

2.	Clarify the nature of the difficulties and certain closing conditions that you mention in your description of December 22, 2017 events at the bottom of page 29. Also clarify the nature of the circumstances that caused the Board to view the asset sale as the preferred action, according to the first paragraph on page 30.

Response:

In response to the Staff’s comment, the Company has expanded and clarified the disclosure on pages 30 and 31 of the Amended Proxy Statement.

3.	Clarify why the consideration changed from $30 million plus a contingent value right of up to $5 million to $29 million with no contingent consideration.

Response:

In response to the Staff’s comment, the Company has expanded and clarified the disclosure on pages 31 and 32 of the Amended Proxy Statement.

SEC Reporting and NASDAQ Listing, page 47

4.	We note your disclosure that your common stock could be delisted. Provide us your analysis of the applicability of Rule 13e-3 to the proposed transactions. Address in your response all relationships between Alliqua and the buyer and its affiliates, including common officers or directors, direct or indirect equity ownership, rights to appoint directors, and the ability to terminate material contracts. Also ensure that your response indicates when Dr. Zeldis became associated with the buyer or its affiliates and the extent of his participation in the development, evaluation or negotiation of the proposed transaction for either party.

Response:

The Company respectfully advises the Staff that, after careful consideration of Rule 13e-3, including the Staff’s guidance in the Schedule 13E-3 Compliance and Disclosure Interpretations, the Company believes that Rule 13e-3 is not applicable to the Asset Sale Transaction and that none of the Company, Buyer, or any of their respective affiliates are required to provide additional disclosure on Schedule 13E-3.

U.S. Securities and Exchange Commission
March 9, 2018

The Company believes the Asset Sale Transaction is a not “going private transaction” for purposes of Rule 13e-3 because (i) the Company will continue to operate as a public company following consummation of the Asset Sale Transaction, and (ii)  Buyer and its affiliates are not affiliates of the Company. In addition, the Asset Sale Transaction does not involve the types of risks and potential for affiliate overreaching that Rule 13e-3 was intended to address.

The Company Will Continue to Operate as a Public Company
Following the Consummation of the Asset Sale Transaction

A Rule 13e-3 transaction is any transaction or series of transactions, including a solicitation subject to Regulation 14A in connection with a sale of substantially all the assets of an issuer to its affiliate, that has either a reasonable likelihood or a purpose of causing, either directly or indirectly, (i) any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 under the Exchange Act or causing the reporting obligations with respect to such class to become eligible for suspension under Rule 12h-3 under the Exchange Act (e.g., causing any class of registered stock to be held of record by less than 300 persons); or (ii) causing any class of equity securities of the issuer which is listed on a national securities exchange to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

As discussed in the Proxy Statement, the Board expects to use the monetization of the Purchased Assets to allow the Company satisfy its financial obligations to Perceptive and to continue to operate as a public company by supporting operations at its hydrogel plant following the completion of the Asset Sale Transaction. In addition, as noted under “Effect on our Company if the Asset Sale Transaction is Completed and the Nature of our Business following the Asset Sale Transaction – SEC Reporting and NASDAQ Listing” in the Proxy Statement, the Company does not intend to liquidate following the Asset Sale Transaction and believes that it will continue to meet the continued listing standards of NASDAQ following completion of the Asset Sale Transaction. The Board also believes that the Company’s public platform is of potential additional value, which could be realized through a reverse merger or similar business combination transaction with another company. Because the Company will continue as a viable operating public company with operation in the hydrogel business, and the Asset Sale Transaction will not either reduce the number of stockholders or cause the Company to be delisted from a national exchange, Rule 13e-3 is inapplicable.

U.S. Securities and Exchange Commission
March 9, 2018

Buyer is Not an Affiliate of the Company

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”

Buyer and its controlled affiliates do not beneficially own any shares of the Company’s common stock. Buyer has informed the Company that one of the Company’s significant stockholders, Celgene Corporation (“Celgene”), holds a passive investment in Buyer. Buyer has further informed the Company that Buyer is a widely-held, private company, with several significant stockholders and a substantial majority of Buyer’s equity is held by persons unrelated to Celgene. Moreover, Buyer has informed the Company that Celgene does not have rights to appoint or designate members to the board of directors of Buyer, nor does Celgene have any observer rights on the board of directors of the Company. Accordingly, Celgene’s ownership stake in Buyer does not give it the power to exercise control over Buyer’s board of directors or the management or policies of Buyer. As a result, the Company does not believe that Buyer has, or has ever had, the power to direct or cause the direction of the management and policies of the Company or otherwise “control” the Company by virtue of owning or controlling the Company’s common stock and the Company is not under “common control” with Buyer.

In addition, Buyer and its controlled affiliates do not have any representative (i) currently serving as a director or officer of the Company or (ii) that served as a director or officer of the Company at the time the Board approved the Asset Purchase Agreement and the Asset Sale Transaction. Buyer has never nominated, designated or otherwise appointed any members of the Board and does not have and has never had a contractual right to appoint, designate or nominate any person to the Board.

The Company notes that one of its former members of the Board, Dr. Zeldis, is the current Chief Medical Officer of Buyer. Buyer has informed the Company that Dr. Zeldis has held this position since September 15, 2017. Dr. Zeldis (serving in his individual capacity and not as a designee of Buyer) was originally appointed by the Board as an independent director in May 2012, and since that time, until his resignation in December 2017, has been nominated by the Board (and the Company’s nominating and governance committee) to serve as a director and elected by the Company’s stockholders. At no time, was Dr. Zeldis serving on the Board at the designation or nomination by Buyer.

U.S. Securities and Exchange Commission
March 9, 2018

Moreover, as described in the section of the Preliminary Proxy Statement entitled “Proposal 1: Asset Sale Proposal – Background of the Asset Sale Transaction,” Dr. Zeldis had resigned as a director before the Board approved the Asset Sale Transaction and did not participate in all board meetings and deliberations regarding the Asset Sale Transaction after and including the September 21, 2017 board meeting, which was the first time a potential transaction with Buyer was brought to the Board’s attention as a realistic possibility. Dr. Zeldis did participate in Board meetings during which the initial draft of the LOI was discussed among the Board; however such discussions were preliminary in nature and focused on crafting a response to Buyer’s initial draft of the LOI. The Board did not consider whether the Company should enter into the LOI or pursue a transaction with Buyer during any meetings attended by Dr. Zeldis. Therefore, Dr. Zelids was not able to exert any influence or control over the Company with respect to its decision to enter into the Asset Purchase Agreement or any of the negotiations with respect to the terms and conditions of such agreement, or the board’s assessment of alternative transactions with other parties during this period. In addition, during his time on the Board, Dr. Zeldis was only one member of the Company’s seven person board, and the other six members consisted of four independent directors with no connection to Buyer, the Company’s chief executive officer, and the Celgene Designee.

On the basis of the foregoing, the Company does not believe that Buyer has, or has ever had, a relationship with any of the Company’s directors that would give Buyer the power to direct or cause the direction of the management and policies of the Company or otherwise have the effect of giving Buyer “control” over the Company.

As disclosed in the Proxy Statement, Buyer is party to the License Agreement and the Supply Agreements with the Company. While these agreements are material to the Company, its business and its results of operations, the License Agreement and the Supply Agreements (the “Agreements”) are merely commercial agreements and do not provide Buyer or its affiliates with any ability to control the Company, including directing the management policies of, the Company.

On December 1, 2017, Buyer delivered the Notices to the Company alleging material breaches of the Agreements. Pursuant to the terms of the Agreements, Buyer generally may terminate the Agreements upon 60 days’ notice in connection with a continuing material breach of the Agreements. If the alleged breaching party disputes in good faith the existence or materiality of a breach, then the non-breaching party may not terminate the Agreement unless and until an arbitrator has determined that the alleged breaching party has materially breached the Agreement and such breaching party fails to cure such breach within the applicable cure period (measured as commencing after the arbitrator’s decision). As disclosed in the Company’s Annual Report on Form 10-K, filed with the Commission on March 2, 2018, the Company does not believe Buyer’s assertion of material breach of the License Agreement has merit. Therefore, because prior to termination of the License Agreement Buyer would need to successfully arbitrate that a material breach occurred (which assertion the Company believes is without merit), even though termination of the License Agreement by Buyer would be detrimental to the Company and its operations, the issuance of the Notice with respect to the License Agreement could not, and in fact did not, control the Company or direct any of the Company’s management policies.

U.S. Securities and Exchange Commission
March 9, 2018

The Supply Agreements may be terminated by Buyer for any reason or no reason upon six months’ prior written notice to the Company. Therefore, because the Supply Agreements may be terminated at any time by Buyer, the issuance of Notice with respect to the Supply Agreements could not, and in fact did not, control the Company or direct any of the Company’s management policies.

As the SEC has long recognized, a determination of “control” must be made based on the specific facts and circumstances. In this case, Buyer has no ownership stake in the Company and approximately 90% of the Company’s outstanding shares are owned by persons unaffiliated with either Buyer or management, and therefore, Buyer does not have the ability to direct or cause the direction of the management and policies of the Company. Further, Buyer does not currently have and has never had a contractual right to designate or nominate any person as a director of the Company. Similarly, Dr. Zeldis’ prior presence on the Board did not give Buyer control over the Board, given the presence of four other independent directors as well as the Company’s CEO and the fact that Dr. Zeldis did not participate in any Board meetings in connection with a potential transaction with Buyer after and including September 21, 2017. Additionally, Buyer’s position as counterparty to the Agreements does not give Buyer control over the direction of the Company’s management policies, even considering the issuance of the Notices, because (a) the Supply Agreements may be terminated by Buyer at any time, for any reason or no reason, and (b) the Company believes the asserted material breach of the License Agreement may be contested in good faith via arbitration because the claim has no merit.

Accordingly, for the reasons set forth above, Buyer is not able to control the Company by virtue of its ownership of the Company’s stock, the presence of a Buyer-affiliated person as a member of the Company’s seven-person board, Buyer does not have any commercial or contractual relationships with the Company that enable it to control, including directing the management or policies of, the Company, nor is Buyer under common control with the Company since Celgene does not control Buyer. Therefore, Buyer is not an affiliate of the Company.

The Asset Sale Transaction Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, the Company respectfully submits that the Asset Sale Transaction is not the type of transaction that Rule 13e-3 is intended to apply to. The policy furthered by Rule 13e-3 is to prevent overreaching, self-dealing transactions undertaken by affiliates which may harm public equity holders. This policy is clearly stated in Interpretive Release No. 34-17719 (April 13, 1981), Supplementary Information:

U.S. Securities and Exchange Commission
March 9, 2018

“The nature of and methods utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This is due, in part, to the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions. Additionally, such transactions have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of an illiquid market, termination of the protections under the federal securities laws and further efforts by the proponent to eliminate their equity interest. Because of the potential for harm to security holders, particularly small investors, and the need for full and timely disclosure, the Commission continues to believe that Rule 13e-3 is necessary and appropriate for the public interest and the protection of investors.”

The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates as a result of the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

In contrast to the circumstances described in the Interpretative Release, the negotiations among the Company and Buyer, as described in the section of the Proxy Statement entitled “Proposal 1: Asset Sale Proposal – Background of the Asset Sale Transaction” were at arm’s length, vigorous and conducted under the direction and supervision of the Company’s board of directors (excluding Mr. Zeldis and Mr. Kung, but including all four of the other independent directors). The Board’s decision to approve the Asset Purchase Agreement, and to recommend that the Company’s stockholders approve the agreement, was the culmination of a comprehensive process, extending over a period of nearly one year, to maximize value for the Company’s stockholders. The process included soliciting scores of potential acquirors before discussions with Buyer began. The Company had discussions with a variety of other parties regarding possible alternative transactions and considered numerous strategic alternatives, none of which resulted in an actionable alternative, before it considered the proposed transaction with Buyer. The Board, comprised at that time of all four independent directors and the Company’s CEO, determined that the Asset Sale Transaction was in the best interests of all stockholders. The Company, with the assistance of Cowen actively solicited proposals to acquire the Company. Thirty-seven parties were contacted, and the Company entered into confidentiality agreements with six parties and negotiated an alternative transaction with Buyer #2.

Given the thorough processes that were followed by the Company and the Board (which, with Dr. Zeldis and Mr. Kung recused, consisted of four independent directors), there was no opportunity to overreach or take advantage of security holders, particularly small investors.

U.S. Securities and Exchange Commission
March 9, 2018

Furthermore, the Company’s stockholders will be entitled to vote against the Asset Sale Transaction if they so choose. As the Staff has indicated in the Interpretive Release, in Rule 13e-3 transactions this vote frequently proves to be a “mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval”. However, this is not the case here. Buyer does not hold any of the Company’s outstanding stock. Management of the Company owns approximately 5% of the shares eligible to vote at the special meeting, Celgene owns 16.1% of the shares eligible to vote at the special meeting, and Perceptive owns approximately 8.6% of the shares eligible to vote at the special meeting. Therefore, none of management, Celgene, Perceptive or the combination of them has anywhere near the power to carry the vote. Instead, the decision whether to approve the transactions will rest with unaffiliated stockholders owning approximately 70% of the shares.

In adopting Rule 13e-3, the Staff indicated that it was also concerned about the potential coercive effect of a going private transaction, because unaffiliated stockholders might be confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws and further efforts to eliminate their equity interest. Again, these concerns do not apply to the Asset Sale Transaction, because if the Asset Sale Transaction occurs, the Asset Sale Transaction will not alter the rights, privileges or nature of the issued and outstanding shares of the Company’s common stock. A stockholder who owns shares of common stock immediately prior to the closing of the Asset Sale Transaction will continue to hold the same number of shares immediately following the closing. If the Asset Sale Transaction does not occur, the stockholders will continue to have the same liquid market and float and the same protections under the federal securities laws as they previously had since their equity interest will also remain intact in this scenario. In short, no stockholder will be coerced into voting in favor of the Asset Sale Transaction for fear of an illiquid market, loss of securities laws protection or further efforts to eliminate their equity.

In sum, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e-3 was intended to address are not present in this transaction. The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the Asset Sale Transaction.

* * * * *

U.S. Securities and Exchange Commission
March 9, 2018

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

Enclosures

cc:	Brian Posner, Alliqua BioMedical, Inc.